Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

The J. M. Smucker Company

Inter-Office Correspondence

Orrville, Ohio

To: All Employees	Date: June 2, 2004

Re: Merger of International Multifoods

As we move closer to the anticipated closing date of the merger with International Multifoods, we thought it might be helpful to provide a brief update on the transaction.

One of the key milestones in the successful completion of the merger is to receive shareholder approval of the deal. Many of you will soon be receiving or should already have received the proxy statement and prospectus which was mailed to all shareholders in connection with our upcoming special shareholders meeting to be held on June 17, 2004 in Chicago. The special meeting is being held to approve the issuance of Smucker common shares in the merger with International Multifoods.

The structure of the merger is described in detail in your proxy statement and we urge you to read it carefully. The merger will not change the number of Smucker shares which you own or in which you may have an interest through a Company employee benefit plan. However, we are requesting that you please submit your vote in time for the June 17, 2004 special meeting. It is very important that you complete, date, sign, and return your proxy card(s) and return it in the enclosed envelope you received with your proxy materials. You may also vote your Smucker shares by calling the toll-free number or by using the internet as described in the instructions included with your proxy card(s).

As you may know from reading the proxy statement, the Company’s Board of Directors and the Company’s management recommend a yes vote for this transaction. We believe this will be a great opportunity for The J. M. Smucker Company and we urge you to vote “for” the proposals on the proxy. Again, please refer to the proxy materials you received in the mail as they provide a thorough and complete description of the transaction. If you have any questions regarding this transaction, please do not hesitate to contact Ann Harlan in the legal department at extension 3315.

Since the announcement in March, teams of Smucker and Multifoods employees have been working diligently on integration activities. We have accomplished a great deal over the past several months and look forward to a seamless integration of our two companies.

Again, thank you for your support in the integration process and your continued support as The J. M. Smucker Company continues to grow.

Tim             Richard

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.